[Letterhead of Bancolombia]

May 15, 2013

VIA EDGAR

Ms. Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bancolombia S.A.
Registration Statement on Form F-4
Filed May 7, 2013
File No. 333-188396

Dear Ms. Hayes:

As stated in our letter dated May 7, 2013, Bancolombia S.A. (the “Bank”) is registering the exchange offer on the above-referenced Registration Statement on Form F-4 in reliance on the positions of the staff of the Division of Corporation Finance (the “Staff”) set forth in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (avail. July 2, 1993) (collectively, the “Letters”). In the exchange offer, the holders of the 5.125% Subordinated Notes due 2022 (the “Initial Securities”) issued in a private exchange offer completed on September 25, 2012, and October 10, 2012, will exchange such securities for substantially identical securities (the “Exchange Securities”). The Exchange Securities will form a single series with and will have the same terms and conditions as the $1,200 million aggregate principal amount of our 5.125% Subordinated Notes due 2022 issued for cash on September 11, 2012, in an offering registered under the Securities Act. In addition, as requested in your letter to the Bank of May 14, 2013, we represent with respect to the exchange offer that:

1. The Bank will not enter into any arrangement or understanding with any person to distribute the Exchange Securities and to the best of the Bank’s information and belief, each person expected to participate in the exchange offer will be acquiring the Exchange Securities in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Securities. In this regard, the Bank will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the Exchange Securities (1) could not rely on the staff position enunciated in the Letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Bank acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. A broker-dealer may participate in the exchange offer with respect to Initial Securities acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of Exchange Securities received in exchange for such Initial Securities, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, and the prospectus for the exchange offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer); and (ii) the broker-dealer has not entered into any arrangement or understanding with the Bank or an affiliate of the Bank to distribute the Exchange Securities.

3. The Bank (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities: an acknowledgement that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please direct any questions or comments regarding the above referenced file to the undersigned at +57 (1) 353-6885 or Robert S. Risoleo at (202) 956-7500.

Very truly yours,

/s/ Mauricio Rosillo
By:	Mauricio Rosillo

cc:	Robert S. Risoleo, Esq.

(Sullivan & Cromwell LLP)